UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SunGard Capital Corp.

SunGard Capital Corp. II

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares and Restricted Stock Units based on SunGard Capital Corp. Class A Common Stock and

Class L Common Stock and SunGard Capital Corp. II Preferred Stock

(Title of Class of Securities)

Victoria E. Silbey, Esq.

Senior Vice President – Legal and General Counsel

SunGard Data Systems Inc.

680 East Swedesford Road

Wayne, Pennsylvania 19087

Telephone: 484-582-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Mims Maynard Zabriskie

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

Telephone: 215-963-4000

Fax: 215-963-5001

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 12	EXHIBITS.

(a)(2)	Memorandum dated June 9, 2009, to Eligible Employees Announcing Proposed Amendments to Performance-Based Equity Awards and Offer to Amend.

IMPORTANT INFORMATION

This filing is neither an offer to purchase nor a solicitation of an offer to sell securities of SunGard Capital Corp. (“SCC”) and SunGard Capital Corp. II (“SCCII,” and, together with SCC, the “Company”). The tender offer to amend performance-based stock options to purchase equity units (“units”) consisting of 1.3 shares of Class A common stock of SCC (“Class A shares”), 0.1444 shares of Class L common stock of SCC, and 0.05 shares of preferred stock of SCCII, performance-based options to purchase Class A shares and performance-based restricted stock units, which represent the conditional right to receive units, described in this filing has not commenced. At the time the expected tender offer has commenced, the Company will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and will notify anyone to whom the tender offer is directed. The Company will deliver the tender offer documents to all affected option and restricted stock unit holders when the tender offer commences. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

EXHIBIT INDEX

(a)(2)	Memorandum dated June 9, 2009, to Eligible Employees Announcing Proposed Amendments to Performance-Based Equity Awards and Offer to Amend.